Notice of Exempt Solicitation

NAME OF REGISTRANT: Wells Fargo & Company

NAME OF PERSON RELYING ON EXEMPTION: The Sisters of St. Francis Dubuque Charitable Trust

ADDRESS OF PERSON RELYING ON EXEMPTION: 3390 Windsor Avenue, Dubuque, IA 52001

Written materials are submitted pursuant to Rule 14(a)-6(g)(1) promulgated under the Securities and Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Vote FOR Item 10

Annual Climate Lobbying Congruency Report

Dear Wells Fargo Shareholder,

We write to urge you to vote FOR Item 10, “Annual Climate Lobbying Congruency Report” (the “Proposal”) at Wells Fargo & Company’s (“WFC’s” or the “Company’s”) annual meeting of shareholders on April 30, 2024. The Proposal seeks a report on the alignment between WFC’s lobbying and policy influence activities and its commitment to achieve net zero emissions by 2050, including financed emissions. This proposal received a 32% vote at the 2023 annual meeting and WFC still appears not to have conducted such analyses or disclosed information about how it assesses advocacy alignment.

The Proposal

RESOLVED: WFC Shareholders request that the Board of Directors analyze and report annually (at reasonable cost, omitting confidential and proprietary information) on whether and how it is aligning its lobbying and policy influence activities and positions, both direct and indirect (through trade associations, coalitions, alliances, and other organizations), with its public commitment to achieve net zero emissions by 2050--including the activities and positions analyzed, the criteria used to assess alignment, and involvement of stakeholders, if any, in the analytical process.

Rationale for a FOR Vote

1.	WFC has responded to climate-related risks by committing to achieve net zero greenhouse gas emissions by 2050, including financed emissions; joined the Net Zero Banking Alliance, which has recognized the critical importance of supportive public policies in enabling a timely and orderly transition; and committed to advocate for policies that enable client transitions.

2.	WFC’s lobbying and other public policy activities, especially those conducted indirectly through trade associations, are not aligned with its own net-zero goal, the policies necessary to support its clients’ transitions, or the goals of the Paris Agreement.

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3.	Companies have responded to investor interest by releasing reports analyzing the extent of alignment between their lobbying and public policy advocacy activities and their net-zero commitments and/or the Paris Agreement’s goals.

4.	WFC’s existing disclosures fall far short of what the Proposal requests because they do not provide information about positions taken in public policy advocacy or analyze alignment of those positions with WFC’s net zero commitment.

Analysis

1.	WFC has responded to significant climate-related risks by committing to achieve net zero greenhouse gas emissions by 2050, including financed emissions; joining the Net Zero Banking Alliance, which has advocated for public policy supporting banks’ net zero commitments and the broader energy transition; and committing to advocate for policies that enable client transitions.

WFC CEO Charlie Scharf pronounced that “Climate change is one of the most urgent environmental and social issues of our time, and Wells Fargo is committed to aligning our activities to support the goals of the Paris Agreement and to helping transition to a net zero carbon economy.”1 Climate change poses significant risks to WFC’s clients. Major weather events such as hurricanes and droughts are already affecting companies, and companies in many industries face transition risks, which are costs stemming from new laws and regulations as well as changing consumer preferences.2 A report by the Interfaith Center on Corporate Responsibility (“ICCR”) warned that “delays in curbing greenhouse gases increase the physical risks from extreme weather, threaten regional economic stability, and heighten volatility in investment portfolios.”3

Climate risks also have the potential to destabilize the financial system, according to financial regulators:

●	The Financial Stability Oversight Council (“FSOC”) characterized climate change as “an emerging threat to the financial stability of the United States” and recommended that agency members “expand their respective capacities to define, identify, measure, monitor, assess, and report on climate-related financial risks and their effects on financial stability.”[4]
●	Federal Reserve economists explained that financial risks and risks to economic activity stemming from climate change, such as asset devaluations and lower GDP growth, “could increase financial-system vulnerabilities through losses to levered financial intermediaries, disruption in financial market functioning, or sudden repricing of large classes of assets.”[5]

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1 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-to-Achieve-
Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

2 https://www.zurich.com/en/knowledge/topics/climate-change/how-climate-change-will-impact-business-everywhere

3 https://www.iccr.org/wp-content/uploads/2023/07/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf, at 6

4 https://home.treasury.gov/system/files/261/FSOC-Climate-Report.pdf, at 1-2, 5

5 https://www.federalreserve.gov/econres/notes/feds-notes/climate-change-and-financial-stability-20210319.html

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●	The 2020 Financial Stability Report by the Board of Governors of the Federal Reserve System warned that climate change “is likely to increase financial shocks and financial system vulnerabilities” through “repricing events and direct losses associated with climate hazards,” particularly where companies’ exposures to climate risk are not well understood by the markets or uncertainty exists about severe weather events and their relationship to economic outcomes.[6]
●	The Commodity Futures Trading Commission, which has stated that climate-related risks can cause systemic financial risk,[7] sought public feedback in 2022 on the steps it should take to implement the FSOC’s recommendation discussed above.[8]
●	Proposing a framework for banks’ management of climate-related financial risks, the Office of the Comptroller of the Currency opined that “[w]eaknesses in how banks identify, measure, monitor, and control the potential physical and transition risks associated with a changing climate could adversely affect a bank’s safety and soundness, as well as the overall financial system.”[9]

To respond to these challenges, WFC set its own net zero goal for greenhouse gas (“GHG”) emissions, including financed emissions.10 Financed emissions are emissions resulting from a company’s loans and investments; measuring them is “an important step financial institutions take to assess climate-related risks and opportunities, set targets in line with the Paris Agreement, and develop effective strategies to support the decarbonization of society.”11 It also joined the Net Zero Banking Alliance (“NZBA”)12 and established the Wells Fargo Institute for Sustainable Finance.13 In 2021, the Company issued its first Task Force on Climate-Related Financial Disclosures report.14 We commend WFC for the leadership represented by these actions.

Without robust, supportive public policies, neither WFC’s climate goals for itself and its clients nor the Paris Agreement’s broader goals can be accomplished. A 2021 IMF Staff Climate Note concluded that an “enormous gap in mitigation policy” exists, which prevents achievement of ambitious climate mitigation goals, and called for a comprehensive set of policies, including carbon pricing, public investments in clean technology infrastructure, basic research, and market reforms to promote competition and investment.15 A policy briefing on climate lobbying by the Grantham Research Institute on Climate Change and the Environment asserted that “it is widely recognised that global collective action on climate change is currently inconsistent with full implementation of the Paris Agreement.”16

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6 https://www.federalreserve.gov/publications/files/financial-stability-report-20201109.pdf, at 58-59

7 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20
Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf, at 26.

8 https://www.cftc.gov/sites/default/files/2022/06/2022-12302a.pdf

9 https://www.occ.gov/news-issuances/bulletins/2021/bulletin-2021-62a.pdf

10 https://sites.wf.com/co2emission/CO2eMission_Executive_Summary.pdf

11 https://carbonaccountingfinancials.com/files/downloads/PCAF-Global-GHG-Standard.pdf, at 19.

12 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Joins-Net-Zero-Banking-Alliance/default.aspx

13 https://www.wellsfargo.com/about/corporate-responsibility/environment/

14 https://www08.wellsfargomedia.com/assets/pdf/about/corporate-responsibility/climate-disclosure.pdf

15 https://www.imf.org/en/Publications/staff-climate-notes/Issues/2021/10/29/Not-Yet-on-Track-to-Net-Zero-
The-Urgent-Need-for-Greater-Ambition-and-Policy-Action-to-494808

16 https://www.lse.ac.uk/granthaminstitute/wp-content/uploads/2022/02/Company-lobbying-and-climate-change_
good-governance-for-Paris-aligned-outcomes.pdf, at 2.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.

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Wells Fargo has promised to “advocate for policies that enable client transitions.”17 The NZBA recognizes the key role of supportive public policy to decarbonization in line with the Paris Agreement. The NZBA has called on policy makers to implement “the necessary policy measures to support banks, the wider financial sector, and real-economy companies in facilitating a transition of the real economy” to 1.5°C alignment.18 According to NZBA’s Transition Finance Guide, “Businesses of all sizes, including micro, small, and medium enterprises (MSMEs) require certainty from both policy makers and financiers to make business decisions which, in the context of transitioning towards low-carbon economies, are often well beyond the scope of normal business planning.”19

These commitments are important because companies and organizations they fund have a long track record of opposing science-based climate policy. Having organizations such as trade associations serve as the public face of these efforts has allowed companies with “green” public messaging to distance themselves from opposition to policies intended to support decarbonization.20 For example, Dow Chemical and Corning publicly criticized President Donald Trump’s decision to withdraw from the Paris Agreement, but both companies belonged to the Industrial Energy Consumers of America, a trade association that urged the Trump Administration to withdraw.21

As long-term WFC investors, we believe that our company must align its public policy engagement with its long-term climate goals and those of the Paris Agreement. Transparency regarding governance of lobbying activities, trade association memberships, and any efforts made to address misalignments between company policy and lobbying positions are key elements of managing climate risk.

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17 https://newsroom.wf.com/English/news-releases/news-release-details/2021/Wells-Fargo-Sets-Goal-
to-Achieve-Net-Zero-Greenhouse-Gas-Emissions-by-2050/default.aspx

18 https://www.unepfi.org/wordpress/wp-content/uploads/2022/10/NZBA-Transition-Finance-Guide.pdf, at 5

19 https://www.unepfi.org/wordpress/wp-content/uploads/2022/10/NZBA-Transition-Finance-Guide.pdf, at iii

20 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable
(“[B]y advocating and lobbying against government action on issues like climate change, the Business Roundtable gives its members space to publicly endorse (and claim credit for endorsing) legislative and regulatory action—such as Apple’s support for mandatory Scope 3 reporting, or Cummins and GM’s support for Build Back Better—all while knowing that the Roundtable will work behind the scenes in opposition.”))

21 https://theintercept.com/2017/06/04/paris-accord-trump-lobby-ceo-withdraw/

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2. WFC engages in public policy advocacy that is misaligned with its own net zero commitment, the policies necessary to support its clients’ transitions, and the goals of the Paris Agreement.

Climate research firm InfluenceMap characterizes WFC’s own climate policy engagement as only partially aligned with the Paris Agreement’s goals. InfluenceMap gave WFC a C rating on climate policy lobbying and a D+ for lobbying on sustainable finance policy.22 The Company urged the SEC to water down rules on scope 3 emissions disclosure applicable to public companies. It is not possible to analyze the alignment of several of WFC’s direct lobbying efforts, such as its lobbying on the Inflation Reduction Act and California’s climate risk and emissions disclosure laws, because public filings do not indicate the position WFC took.23

As well, trade associations to which WFC belongs have engaged in lobbying and other policy influence activities that are not aligned with the Company’s own or the Paris Agreement’s climate goals:

●	The U.S. Chamber of Commerce, to which WFC belongs, has taken a leading role in opposing public policies designed to support decarbonization. InfluenceMap assigned it an E rating, the third-worst available, on climate policy lobbying and an F for its lobbying on sustainable finance policy.[24] Among many other actions,[25] the group has thrown its support behind H.R. 7176, which would reverse restrictions imposed by the Biden Administration on certain exports of liquified natural gas. The Chamber has staunchly opposed climate disclosure requirements, challenging in court both California’s emissions and climate risk disclosure laws[26] and the SEC’s scaled-down disclosure rules for public companies.[27] It also sued and obtained a stay of the Clean Power Plan, Environmental Protection Agency (“EPA”) rules that would have slashed GHG emissions from coal-fired power plants.[28] The Chamber supported rules adopted by the National Highway Traffic Safety Administration and EPA in 2019 to pre-empt California’s stronger emissions standards for cars and light trucks.[29] The Chamber claims to support climate action—for instance, it “supported a ‘global methane pledge’” at the 2022 U.S. climate talks—but lobbies against concrete measures such as methane regulations.[30] The Chamber’s stated position should not be permitted to obscure its harmful advocacy activities.

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22 https://ca100.influencemap.org/site//data/000/037/WellsFargo-Resolution-Briefing-Mar24-CCandSF.pdf

23 https://ca100.influencemap.org/site//data/000/037/WellsFargo-Resolution-Briefing-Mar24-CCandSF.pdf, at 5

24 https://ca100.influencemap.org/site//data/000/037/WellsFargo-Resolution-Briefing-Mar24-CCandSF.pdf, at 7

25 A more comprehensive presentation of the Chamber’s harmful lobbying on climate issues can be found in a report by
Change the Chamber at https://drive.google.com/file/d/1bKlm8VzmoMschYzQ-UPVs_e4raZG-cSu/view

26 https://corpgov.law.harvard.edu/2024/02/22/chamber-of-commerce-v-california-air-resources-board-complaint/

27 https://www.reuters.com/legal/us-chamber-commerce-sues-sec-over-climate-risk-disclosure-rules-2024-03-14/

28 https://www.reuters.com/article/us-usa-court-carbon-idUSKCN0VI2A0

29 See https://eelp.law.harvard.edu/2018/08/cafe-standards-and-the-california-preemption-plan/;
https://www.nhtsa.gov/sites/nhtsa.gov/files/2021-12/CAFE-Preemption-Final-Rule-Web-Version-tag.pdf, at 4.

30 https://www.politico.com/newsletters/the-long-game/2023/02/16/dissecting-the-chambers-stance-on-climate-policies-00083181

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●	The Business Roundtable (“BRT”), of which WFC CEO Charles Scharf is a member,[31] has also engaged in public policy advocacy opposing movement away from fossil fuels, earning it a D+ and E grade on climate policy and sustainable finance policy, respectively, from InfluenceMap.[32] The BRT states that “to avoid the worst impacts of climate change, the world must work together to limit global temperature rise this century to well below 2 degrees Celsius above preindustrial levels, consistent with the Paris Agreement.”[33] Nonetheless, it lobbied against the 2021 Build Back Better reconciliation bill,[34] which would have imposed a Clean Energy Standard designed to reduce emissions from the electric power sector by 80% by 2030,[35] and the Inflation Reduction Act,[36] with its billions of dollars of clean energy incentives.[37] The BRT also opposed key provisions of the SEC’s climate disclosure rules,[38] arguing that climate disclosures “will not solve the problem” of climate change because it involves “complex issues that need to be solved through the legislative process.”[39] This public policy advocacy is in direct contradiction to its professed commitment, articulated in its 2019 “Statement on the Purpose of a Corporation,” to “protect the environment by embracing sustainable practices across our businesses.”[40]

●	WFC is a member of the Bank Policy Institute (“BPI”), whose advocacy efforts have earned it a C- on sustainable finance policy advocacy from InfluenceMap.[41] BPI’s comment letter on the SEC’s climate disclosure rules opposed requiring banks to disclose scope 3 financed emissions, claiming both that data limitations and evolving methodologies made disclosure of scope 3 emissions not useful to investors and that some banks are already providing such disclosures outside of their SEC filings.[42] BPI made similar arguments against the International Sustainability Standards Board’s inclusion of scope 3 emissions in its exposure drafts for the S1 and S2 reporting standards.[43] BPI also “advocat[ed] for less ambitious climate-related risk management principles at US federal financial regulators, including the Office of the Comptroller of the Currency, Federal Deposit Insurance Corporation, the Federal Reserve, and at the New York State Department of Financial Services.”[44]

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31 https://www.businessroundtable.org/about-us/members

32 https://ca100.influencemap.org/site//data/000/037/BoA-Resolution-Briefing_Mar24.pdf

33 https://www.businessroundtable.org/climate

34 https://popular.info/p/updates-the-corporate-campaign-to

35 https://www.vox.com/22579218/clean-energy-standard-electricity-infrastructure-democrats

36 www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

37 https://www.nytimes.com/2022/08/02/business/dealbook/inflation-reduction-act-analysis.html;
https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

38 w

39 www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

40 https://www.businessroundtable.org/business-roundtable-redefines-the-purpose-of-a-corporation-to-promote-an-
economy-that-serves-all-americansww.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

41 https://ca100.influencemap.org/site//data/000/037/BoA-Resolution-Briefing_Mar24.pdf

42 https://www.sec.gov/comments/s7-10-22/s71022-20131389-301543.pdf

43 https://bpi.com/wp-content/uploads/2022/08/GFMA-BPI-ISSB-Comment-Letter-2022.07.29.pdf

44 https://ca100.influencemap.org/site//data/000/037/WellsFargo-Resolution-Briefing-Mar24-CCandSF.pdf, at 7

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3.	Investors are increasingly requesting disclosure of climate lobbying information, and leading companies are analyzing alignment with emissions reduction goals, both their own and those of the Paris Agreement.

Investors increasingly expect companies to disclose information on their direct and indirect lobbying efforts on climate issues as well as how those activities align with the companies’ own climate-related goals and the goals of the Paris Agreement:

●	In the 2023 proxy season, a proposal at New York Community Bancorp seeking disclosure regarding how its climate lobbying aligned with the goals of the Paris Agreement received majority shareholder support.[45]
●	Five shareholder proposals requesting a climate lobbying report received support from a majority of shares voted in the 2021 proxy season.[46]
●	In the 2022 proxy season, 16 proposals tracked by ICCR were withdrawn because the companies agreed to produce the requested report.[47]
●	Sixty-five percent of investors responding to the 2021 ISS global policy survey on climate issues supported companies reporting on how corporate and trade association lobbying activities are in alignment (or not in contradiction) with limiting global warming in line with Paris Agreement goals.[48]
●	Institutional investors are engaging companies over their climate lobbying alignment on six continents, and across at least a dozen industries—from banking and insurance to oil and gas to consumer products, communication services, and agriculture, to name a few.[49]

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45 See https://insights.issgovernance.com/posts/in-focus-shareholder-proposal-in-the-2023-us-proxy-season/;
https://www.sec.gov/ix?doc=/Archives/edgar/data/910073/000119312523110336/d488199ddef14a.htm, at 96

46 https://corpgov.law.harvard.edu/2021/08/11/2021-proxy-season-review-shareholder-proposals-on-environmental-matters/

47 https://www.iccr.org/2022-paris-aligned-climate-lobbying-shareholder-proposals/

48 https://www.issgovernance.com/file/publications/2021-climate-survey-summary-of-results.pdf

49 https://www.iccr.org/wp-content/uploads/2023/07/leadinglobbyingpracticestodrive1.5cpolicy_final.pdf

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The Climate Action 100+ initiative, made up of 700 investors across 33 global markets,50 has established a Net-Zero Benchmark, asking target companies to disclose how their lobbying activities, both direct and through trade associations, align with the net-zero goals of the Paris Agreement.51

The Global Standard on Responsible Climate Lobbying, issued in March 2022 following a multi-stakeholder consultation, includes 14 indicators representing best practice for lobbying and public policy activities related to climate change. The indicators recommend company practices in four broad areas:

●	Commitment to Paris-aligned public policy advocacy;
●	Robust governance of climate lobbying, including management and board oversight and a clear framework for evaluating alignment;
●	Analysis and reporting on alignment between public policy advocacy (both direct and indirect through organizations) and Paris Agreement goals; and
●	Public disclosure of all organizations involved in climate lobbying to which a company belongs or provides funds, as well as assessment of the impact of those organizations’ advocacy activities.[52]

Responding to this investor demand, leading companies are publishing reports on their climate lobbying activities. These include Microsoft, whose Sustainability Policy Alignment report on trade associations contains a scorecard assessing its trade associations on their positions and actions on two “Global and national targets” as well as 10 “Carbon abatement policies” Microsoft supports.53 Those policies include positions taken on the Inflation Reduction Act—the U.S. Chamber was scored as not supporting it despite its protestations that its IRA opposition stemmed from its tax rather than climate provisions54--the SEC’s climate disclosure rule, and a tax on carbon. The report also highlights misalignments between its own positions and those of trade associations.55

On direct lobbying, Microsoft’s general Lobbying Alignment Report details the actual lobbying activities it undertook, rather than just stated positions. For example, on climate:

In the United States, we advocated for climate and energy investments as part of the recent US infrastructure and climate laws, including the Infrastructure Investment and Jobs Act and the Inflation Reduction Act. In addition, we shared our support for a robust and consistent framework for climate disclosure requirements by the US Securities and Exchange Commission and provided comments to the requests for information on climate disclosure for US federal procurement.56

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50 https://www.climateaction100.org/whos-involved/investors/

51 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf, at 3

52 https://climate-lobbying.com

53 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW1h4DT, at 3

54 https://www.politico.com/newsletters/the-long-game/2023/02/16/dissecting-the-chambers-stance-on-climate-policies-00083181

55 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW1h4DT

56 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW161Hx

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4.	WFC’s policies and existing disclosures fall short of what the Proposal requests because they do not include any positions taken, alignment analysis, or other information sought by the Proposal.

In its Statement in Opposition to the Proposal, WFC argues that its existing policies and disclosures make the Proposal’s requested report unnecessary. We disagree. As an initial matter, WFC’s disclosures regarding PAC contributions, policies for deciding where to direct PAC contributions, contributions to section 527 organizations, and attestation letters it receives from section 527 organizations are irrelevant to the Proposal because they deal with election-related political spending rather than lobbying and other public policy advocacy.

WFC argues that it already provides sufficient disclosure about its lobbying activities, but those disclosures do not allow shareholders to analyze alignment with WFC’s net zero commitment:

●	WFC files required federal and state reports on its own lobbying, and provides hyperlinks to relevant sites, but those reports at best indicate only the general matter or bill on which a company lobbied, not the position it took, which is critical to analyzing alignment.
●	In response to Question C12.3 of the 2023 CDP Questionnaire, which asks whether a company has engaged in public policy activities that are likely to influence policy, law or regulation that may affect the climate and how the company ensures that such activities are consistent with its own commitments, WFC acknowledged that it did engage in such activities, both directly and indirectly.
o	It did not provide an answer, however, to the follow-up question “Describe the process(es) your organization has in place to ensure that your external engagement activities are consistent with your climate commitments and/or climate transition plan.”
o	It also left blank the space after the question, “On what policy, law, or regulation that may impact the climate has your organization been engaging directly with policy makers in the reporting year?” [57]

Neither the CDP report nor any other WFC disclosures satisfy the Proposal’s core request—to analyze alignment between the Company’s climate commitments and its public policy advocacy.

WFC’s trade association disclosure is similarly incomplete:

_____________________________

57 https://www.cdp.net/en/formatted_responses/responses?campaign_id=83630982&discloser_id=1036971&locale=en
&organization_name=Wells+Fargo+%26+Company&organization_number=20575&program=Investor&project_year
=2023&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2023%2Fjwbhd7d6%2F296730&survey_id=82591262

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●	WFC does disclose the identities of its trade associations on its website.[58] It does not provide any information, though, on those trade associations’ climate policy positions or policy influence activities, basic information necessary to assess alignment.
●	In its 2023 CDP report, WFC left blank the answer to the question, “Provide details of the funding you provided to other organizations or individuals in the reporting year whose activities could influence policy, law, or regulation that may impact the climate.”[59]

Especially given the significant role played by trade associations, WFC’s failure to address the extent to which trade associations’ policy advocacy is in alignment with its net zero commitment leaves the Proposal almost entirely unimplemented.

Finally, the Proposal asks that WFC’s alignment analysis and report include certain specific information, none of which WFC provides. The Proposal requests that WFC identify the activities and positions analyzed, the criteria used to assess alignment, and involvement of stakeholders, if any, in the analytical process. None of that information appears in WFC’s current disclosures.

Conclusion

As long-term diversified investors in WFC, we believe that a report implementing the Proposal’s requests would be in the best interest of the Company and its shareholders and would help ensure that WFC’s direct and indirect public policy advocacy supports the kinds of policies needed to support WFC’s net zero commitment and clients’ transitions, as well as to accomplish the goals of the Paris Agreement. Issuing the requested report would allow WFC to not only meet the expectations of investors, but also to join its peers in the business community improving their climate lobbying alignment. We urge you to vote FOR Item 10 on WFC’s proxy card.

If you have any questions or need additional information, contact Natalie Wasek, Seventh Generation Interfaith Inc., at Natalie@sgicri.org.

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58 https://www.wellsfargo.com/about/corporate-responsibility/government-relations/

59 https://www.cdp.net/en/formatted_responses/responses?campaign_id=83630982&discloser_id=1036971&locale=en&organization_
name=Wells+Fargo+%26+Company&organization_number=20575&program=Investor&project_year=2023&redirect=https%3A%2F%
2Fcdp.credit360.com%2Fsurveys%2F2023%2Fjwbhd7d6%2F296730&survey_id=82591262

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Wells Fargo’s proxy statement.